# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Holding(s) in Company |
| **Released** | 11:15 05-Oct-05 |
| **Number** | 2345S |



82-3277

SUPPL

RNS Number:2345S
Tesco PLC
05 October 2005

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 3 October that FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL), and its direct and indirect subsidiaries, had an interest in 314,022,575 ordinary shares of 5p each of the Company. This represents 4.0% of the share capital of the Company.

Enquiries: J Lloyd

Deputy Secretary
Tesco PLC
Tel: 01992 644608



This information is provided by RNS
The company news service from the London Stock Exchange

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